UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                      March 24,
2021




  Christopher S. Kiper
  Managing Member
  Legion Partners Holdings LLC
  12121 Wilshire Boulevard, Suite 1240
  Los Angeles, VA 90025

          Re:     OnesSpan Inc.
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on March 22, 2021 by Legion Partners Holdings LLC, et al.
                  File No. 000-24389

                  Amendment No. 3 to Schedule 13D
                  Filed on February 25, 2021 by Legion Partners Holdings LLC, et al.
                  File No. 005-59373

  Dear Mr. Kiper,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.
  Preliminary Proxy Statement filed on Schedule 14A
  General
  1. Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants will subsequently provide any omitted information in a supplement in order to mitigate that risk.
 Christopher S. Kiper
c/o Legion Partners Holdings LLC
March 24, 2021
Page 2

2. Item 1(b) of Schedule 14A, codified at Rule 14a-101 of Regulation 14A, requires that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders to be disclosed on the first page of the proxy statement.
The term    proxy
   statement    is defined in Rule 14a-1(g). At present, the projected date of distribution is set
   forth in the cover letter to stockholders and on the second page of the preliminary proxy statement. Please relocate the projected date of distribution for the proxy statement and form of proxy to the first page of the proxy statement.

3. The disclosure at page one indicates that    [a]s of the date hereof,
members of the Investor
   Group and the other Participants [ ] collectively beneficially own 2,788,221 shares of
   Common Stock.    Assuming that the term    hereof    as used in this context
relates to the
   approximate date upon which the proxy statement is expected to be mailed, and that date is at present unknown, please advise us how this amount will be affirmed.

The Nominees, page 17

4. The disclosure at page 19 indicates that    [e]ach of the Nominees may be
deemed to be a
   member of a    group    together with the other Participants for the
purposes of Section 13(d)(3)
   of the Exchange Act       The amendment to Schedule 13D filed by
participants on February
   25, 2021, however, included the participants as joint filers yet did not check the box in row
   2(a) expressly affirming the existence of a group. Please revise the preliminary proxy statement and the Schedule 13D to make clear, if true that the participants are acting as a group under Section 13(d)(3). Alternatively, please provide us with an analysis that explains
   why the participants only    may be deemed to be a member of a group    but
ostensibly have
   impliedly disclaimed that a group exists in both the preliminary proxy statement and the associated Schedule 13D.

Incorporation by Reference, page 28

5. Reliance on Rule 14a-5(c) does not    incorporate    the information
referenced into the
   participants    proxy statement. In addition,    incorporation by reference
  is explicitly
   governed by Note D to Schedule 14A codified at Rule 14a-101. That note provides,
      [i]nformation may be incorporated by reference only in the manner and to the extent
   specifically permitted in the items of this schedule.    Please revise to
remove the implication
   that participants relying upon Rule 14a-5(c) incorporate information from a
registrant   s
   proxy statement into their own.
 Christopher S. Kiper
c/o Legion Partners Holdings LLC
March 24, 2021
Page 3

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions


 cc:   Elizabeth Gonzalez-Sussman, Esq.